Prospectus Supplement No. 7	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated May 12, 2023)	Registration No. 333-260839

VIVID SEATS INC.

This prospectus supplement updates, amends and supplements the prospectus dated May 12, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-260839). Capitalized terms used and not otherwise defined in this prospectus supplement have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the Prospectus with the information contained in our Current Report on Form 8-K/A filed with the Securities Exchange Commission on December 4, 2023, which is set forth below.

This prospectus supplement is incomplete without the Prospectus. This prospectus supplement should be read together with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Keep this prospectus supplement with the Prospectus for future reference.

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “SEAT.” On December 1, 2023, the closing sale price of our Class A common stock was $8.36 per share. Our Vivid Seats Public IPO Warrants are listed on the Nasdaq Global Select Market under the symbol “SEATW.” On December 1, 2023, the closing sale price of our Vivid Seats Public IPO Warrants was $1.96 per warrant.

Investing in our Class A common stock or warrants involves risks that are described in the “Risk Factors” section beginning on page 6 of the Prospectus and under similar headings in the amendments and supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 4, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 03, 2023

Vivid Seats Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-40926	86-3355184
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

24 E. Washington Street Suite 900 Chicago, Illinois		60602
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 312 291-9966

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SEAT	The Nasdaq Stock Market LLC
Warrants to purchase one share of Class A common stock	SEATW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note

This Current Report on Form 8-K/A amends and supplements Item 9.01 of the Current Report on Form 8-K filed by Vivid Seats Inc. on November 7, 2023 to include the required financial statements and pro forma financial information.

Item 9.01.  Financial Statements and Exhibits

(a) Financial statements of businesses or funds acquired

The unaudited consolidated financial statements of VDC Holdco, LLC as of and for the nine months ended September 30, 2023 and 2022, and the related notes, are filed as Exhibit 99.1 to this report and incorporated by reference herein.

The audited consolidated financial statements of VDC Holdco, LLC as of and for the years ended December 31, 2021 and 2022, and the related notes, are filed as Exhibit 99.2 to this report and incorporated by reference herein.

(b) Pro forma financial information

The unaudited pro forma condensed combined financial information as of and for the nine months ended September 30, 2023 and for the year ended December 31, 2022, and the related notes, are filed as Exhibit 99.3 to this report and incorporated by reference herein.

(d) Exhibits

Exhibit No.	Description
23.1	Consent of Eide Bailly LLP
99.1	Unaudited consolidated financial statements of VDC Holdco, LLC as of and for the nine months ended September 30, 2023 and 2022
99.2	Audited consolidated financial statements of VDC Holdco, LLC as of and for the years ended December 31, 2021 and 2022
99.3	Unaudited pro forma condensed combined financial information as of and for the nine months ended September 30, 2023 and for the year ended December 31, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL Document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Vivid Seats Inc.

Date: December 4, 2023	By:	/s/ Lawrence Fey
Lawrence Fey
Chief Financial Officer

Exhibit 23.1

Consent of Independent Auditors

The financial statements of VDC Holdco, LLC as of December 31, 2022 and 2021 and for the years then ended, included in the Current Report on Form 8-K/A of Vivid Seats Inc., have been audited by Eide Bailly LLP, independent auditors, as stated in our report appearing herein.

We consent to the inclusion or incorporation by reference in the Current Report on Form 8-K/A, Form S-1 Registration Statement (No. 333-260839) and Form S-8 Registration Statement (No. 333-260332) of Vivid Seats Inc. of our report, dated December 4, 2023, on our audit of the financial statements of VDC Holdco, LLC.

/s/ Eide Bailly LLP

Las Vegas, Nevada

December 4, 2023

Exhibit 99.1

Consolidated Financial Statements

September 30, 2023

VDC Holdco, LLC and Subsidiaries

VDC Holdco, LLC and Subsidiaries

Table of Contents

September 30, 2023

VDC Holdco, LLC and Subsidiaries

Consolidated Balance Sheets

September 30, 2023 and December 31, 2022

	September 30, 2023	December 31, 2022
Assets
Current Assets
Cash and cash equivalents	$34,031,955	$26,016,855
Restricted cash	283,544	6,599,163
Accounts receivable	401,573	308,493
Other receivables	52,100	670,303
Prepaid expenses	2,774,743	1,501,974

Total current assets	37,543,915	35,096,788

Long-Term Assets
Property and equipment, net	1,997,947	2,044,490
Goodwill	45,748,167	45,748,167
Intangible assets, net	6,129,121	7,068,701
Deferred income taxes	1,435,000	1,359,000
Operating lease right-of-use asset	763,486	1,189,340
Security deposit	452,062	124,225

Total long-term assets	56,525,783	57,533,923

	$94,069,698	$92,630,711

Liabilities and Members’ Equity
Current Liabilities
Accounts payable	$18,822,569	$12,833,700
Accrued expenses	12,034,332	20,597,694
Income tax payable	—	1,763,454
Deferred merchant bookings	13,371,273	6,990,224
Contract liabilities	6,941,731	4,350,146
Current maturities of long-term debt	2,700,000	2,700,000
Current maturities of operating lease liability	741,323	655,951
Other payables	27,500	27,500

Total current liabilities	54,638,728	49,918,669

Long-Term Liabilities
Long-term debt, less current maturities	17,275,000	24,300,000
Operating lease liability, less current maturities	136,232	702,567

Total long-term liabilities	17,411,232	25,002,567

Total liabilities	72,049,960	74,921,236
Commitments and Contingencies (Note 8)
Members’ Equity	22,019,738	17,709,475

	$94,069,698	$92,630,711

See Notes to Consolidated Financial Statements

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VDC Holdco, LLC and Subsidiaries

Consolidated Statements of Income

Nine Months Ended September 30, 2023 and 2022

	September 30, 2023	September 30, 2022
Revenue	$77,783,568	$64,684,217

Operating Expenses
Paid search fees and marketing	23,424,083	18,455,659
Cost of revenue, exclusive of depreciation and amortization	11,128,206	9,174,890
Salaries and wages	10,023,408	9,263,178
Depreciation and amortization	1,592,924	5,188,351
General and administrative expenses	5,325,284	3,198,809
License fee	1,875,000	1,875,000
Rent expense	941,040	1,295,338

Total operating expenses	54,309,945	48,451,225

Operating Income	23,473,623	16,232,992

Other Income (Expense)
Interest expense	(1,874,557)	(1,432,363)
Interest income	355,551	473
Other income	—	548,000
Breakage (loss) income	(70,354)	2,903,436
Gain (loss) on sale of property and equipment	3,000	(6,496)

Total other income (expense)	(1,586,360)	2,013,050

Net Income Before Income Taxes	21,887,263	18,246,042
Provision for Income Taxes	(4,577,000)	(4,062,202)

Net Income	$17,310,263	$14,183,840

See Notes to Consolidated Financial Statements

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VDC Holdco, LLC and Subsidiaries

Consolidated Statements of Members’ Equity

Nine Months Ended September 30, 2023 and 2022

	Contributed Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2022	$20,000,000	$(16,308,533)	$3,691,467
Net income	—	14,183,840	14,183,840
Distributions	—	(3,200,000)	(3,200,000)

Balance, September 30, 2022	$20,000,000	$(5,324,693)	$14,675,307

	Contributed Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2023	$20,000,000	$(2,290,525)	$17,709,475
Net income	—	17,310,263	17,310,263
Distributions	—	(13,000,000)	(13,000,000)

Balance, September 30, 2023	$20,000,000	$2,019,738	$22,019,738

See Notes to Consolidated Financial Statements

3

VDC Holdco, LLC and Subsidiaries

Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2023 and 2022

	September 30, 2023	September 30, 2022
Operating Activities
Net income	$17,310,263	$14,183,840
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	1,592,924	5,188,351
Deferred income taxes	(76,000)	802,000
(Gain) loss on sale of property and equipment	(3,000)	6,496
Breakage loss (income)	70,354	(2,903,436)
Changes in operating assets and liabilities:
Accounts receivable	(93,080)	78,120
Other receivables	618,203	737,032
Other assets	—	(548,041)
Prepaid expenses	(1,272,769)	(288,239)
Operating lease right-of-use assets and liabilities	(55,109)	(464,954)
Security deposit	(327,837)	(50,225)
Accounts payable	5,988,869	(5,065)
Accrued expenses	(8,633,716)	(6,196,934)
Income tax payable	(1,763,454)	1,049,314
Deferred merchant bookings	6,381,049	3,614,996
Contract liabilities	2,591,585	2,871,763

Net Cash from Operating Activities	22,328,282	18,075,018

Investing Activities
Payroll costs capitalized to software in progress	(555,534)	(618,946)
Acquisition of internet domain	—	(12,676)
Acquisition of property and equipment	(48,267)	(435,905)

Net Cash used for Investing Activities	(603,801)	(1,067,527)

Financing Activities
Payments on long-term debt	(7,025,000)	(3,200,000)
Distributions	(13,000,000)	(3,200,000)

Net Cash used for Financing Activities	(20,025,000)	(6,400,000)

Net Change in Cash, Cash Equivalents, and Restricted Cash	1,699,481	10,607,491
Cash, Cash Equivalents, and Restricted Cash, Beginning of Period	32,616,018	18,011,563

Cash, Cash Equivalents, and Restricted Cash, End of Period	$34,315,499	$28,619,054

Cash and Cash Equivalents	$34,031,955	$22,020,057
Restricted Cash	283,544	6,598,997

Total cash, cash equivalents, and restricted cash	$34,315,499	$28,619,054

Supplemental Disclosure of Cash Flow Information
Cash payments for:
Interest	$2,053,872	$2,174,181
Income Taxes	5,190,000	1,450,000

See Notes to Consolidated Financial Statements

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VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2023

Note 1—Principal Business Activity and Significant Accounting Policies

Principal Business Activity

VDC Holdco, LLC (“VDC Holdco”) was established on January 1, 2020 and has no designated legal life. VDC Holdco acquired VDC-MGG Holdings, LLC (“VDC-MGG”) on March 10, 2020. VDC-MGG owns and operates Vegas.com, LLC (“Vegas.com”) and its subsidiaries. Primary offices and operations are in the Las Vegas, Nevada area. Vegas.com operates websites which provide for sale to customers a full range of travel products including hotel rooms, air-hotel packages, show tickets, tours, and attractions.

Principles of Consolidation

The consolidated financial statements include the accounts of VDC Holdco, LLC and its wholly owned subsidiaries: VDC-MGG Holdings, Vegas.com, and LasVegas.com, LLC (collectively, the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per depositor, per insured bank, for each account ownership category. At September 30, 2023 and December 31, 2022, the Company had $33,117,629 and $31,790,710, respectively, in excess of FDIC-insured limits.

Cash Equivalents

Cash equivalents consists of highly liquid investments with an original maturity of three months or less.

Restricted Cash

Amounts included in restricted cash represent letters of credit required by vendors to be held by a bank. The letters of credit bear no interest, have no maturity, and can only be released in whole or in part at the vendors discretion.

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VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2023

Accounts Receivable and Credit Policy

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. The Company does not generally charge interest on overdue customer account balances. Payments of accounts receivable are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. The allowance for doubtful accounts was $0 at September 30, 2023 and December 31, 2022. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in operations.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years. Right-of-use (“ROU”) assets from financing leases are amortized on the straight-line method over the shorter of the lease term or their respective estimated useful lives. Financing lease ROU asset amortization is included in deprecation in the consolidated statement of operations.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment at September 30, 2023 and December 31, 2022.

Internally Developed Software

The Company develops and utilizes internally developed software. Costs incurred are accounted for under the provision of Accounting Standards Codification (“ASC”) 350, Intangibles – Goodwill and Other. Accordingly, all costs incurred in planning the development of the software are expensed as incurred. Costs, other than general and administrative and overhead costs, incurred in the application development stage, which includes hiring outside software developers to develop the software, are capitalized. Other costs incurred during the operating stage, such as training, administrative, and maintenance costs are expensed as incurred. Costs incurred during the operating stage for upgrades and enhancements of software are capitalized if it is probable that they will result in added functionality. Capitalized software development costs are included in property and equipment, net in the accompanying consolidated balance sheet and are amortized over their estimated useful lives.

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VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2023

Goodwill

Goodwill represents costs in excess of purchase price over the fair value of the assets of businesses acquired, including other identifiable intangible assets.

Goodwill is not amortized, rather potential impairment is considered on an annual basis, or more frequently upon the occurrence of an event or when circumstances indicate that the amount of goodwill is greater than its fair value. As of September 30, 2023 and December 31, 2022, the carrying value of the Company’s goodwill was not considered impaired.

Intangible Assets

Intangible assets with a finite life consist of developed technology, customer relationships, and customer lists and are carried at cost less accumulated amortization. The Company amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which is three years for customer relationships and developed technology and two years for customer lists.

Intangible assets with an indefinite life include a trademark and internet domains.

Income Taxes

VDC Holdco filed an entity classification election (Form 8832) in 2020, the year the entity was created. This election under the Internal Revenue Code election results in VDC Holdco being taxed as a C Corporation. VDC Holdco effectively files a consolidated return, which includes all of its subsidiaries.

Income taxes are provided for the tax effects of transactions reporting in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of intangible assets, receivables allowance, prepaid expenses, property and equipment, accrued liabilities, net operating losses and interest limitation carryover for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of September 30, 2023 and December 31, 2022, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company is no longer subject to Federal tax examinations by tax authorities for years before 2019.

7

VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2023

Revenue Recognition

For the majority of the Company’s sales, the Company remain the merchant of record, but various service providers with whom they maintain relationships are ultimately responsible for delivering the underlying services for which customers transact, such as lodging, air travel and entertainment. The Company’s obligation to its customers is to arrange for these service providers to provide the underlying services and the Company satisfies their obligation at the point in time that these service providers begin to provide the underlying service (e.g., upon the check-in date for lodging stays, upon the show/performance date for entertainment transactions, etc.). Though the Company is the merchant of record for transactions in which other entities provide the ultimate service, they are an agent in such transactions; therefore, they recognize revenue from transactions on a net basis (i.e., the amount billed to customers less the amounts paid to service providers).

Customers pay at the time the reservation is made via the Company’s sales channels, primarily the Vegas.com website and mobile application. Because the reservation date almost always precedes the date that the performance obligation is satisfied, the Company records a contract liability for the amount of consideration received. In general, the Company satisfies most of their performance obligations within approximately three to four months from the reservation date, and substantially all performance obligations are satisfied within one year from the reservation date.

The Company records revenue from click-through fees charged to their travel partners for leads sent to the travel partners’ websites. The Company records revenue from click-through fees after the traveler makes the click-through to the related travel partners’ websites. The Company records revenue for advertising placements ratably over the advertising period or upon delivery of advertising impressions, depending on the terms of the contract. Payments from advertisers are generally due within 30 days of invoicing.

The following table disaggregates the Company’s revenue based on the timing of satisfaction of performance obligations for the nine months ended September 30, 2023 and 2022:

	September 30, 2023	September 30, 2022
Revenue recognized at a point in time	$75,459,905	$62,155,603
Revenue recognized over time	2,323,663	2,045,461

Total revenue from contracts with customers	77,783,568	64,201,064
Lease revenue	—	483,153

Total revenue	$77,783,568	$64,684,217

Revenue from performance obligations satisfied at a point in time consist of sales such as lodging, air travel and entertainment, where the Company remains the merchant of record. Revenue from performance obligations satisfied over time consists of the sale of advertising on the Company’s various websites.

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VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2023

Contract liabilities consist of advanced payments from customers, in the form of cash, for which revenue will be recognized in a later period. The beginning and ending balances for accounts receivable and contract liabilities were as follows for the nine months ended September 30, 2023 and the year ended December 31, 2022:

	2023
	January 1	September 30
Accounts receivable	$308,493	$401,573
Contract liabilities	4,350,146	6,941,731

	2022
	January 1	September 30
Accounts receivable	$614,461	$308,493
Contract liabilities	3,431,728	4,350,146

The Company expects to recognize all outstanding contract liabilities in the next twelve months.

Gift Card and Store Credit Liabilities and Breakage

Gift card and store credit liabilities, a component of accrued expenses on the consolidated balance sheets, represent purchased credit for future use or credits issued and outstanding for event cancellations or other service issues related to recorded sales transactions. The accrued amount is reduced by the amount of credits estimated to go unused, or breakage. The Company estimates breakage based on historical usage trends, and recognize breakage based on the age of the gift card or store credit. The Company’s breakage estimate could be impacted by future activity differing from estimates, the effects of which could be material.

The total gift card and store credit liability was $1,579,641 and $1,373,547 as of September 30, 2023 and December 31, 2022, respectively. During the nine months ended September 30, 2023, $3,371,354 of gift card and store credit liabilities were redeemed and the Company recognized $(70,353) of breakage.

Sales Taxes

Various jurisdictions impose a sales tax on the Company’s sales to non-exempt customers on the use or occupancy of hotel accommodations or other traveler services. Generally, the sales tax passes through to the hotel or traveler service company who collects taxes based on the rate paid to the hotel and remits these taxes to the various tax authorities.

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VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2023

Advertising Costs

Advertising costs identified as paid search fees and marketing fees are expensed as incurred. Such costs were $23,424,083 and $18,455,659 for the nine months ended September 30, 2023 and 2022, respectively.

Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Guidance

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes how entities will measure credit losses for financial assets and certain other instruments that are not measured at fair value through net income. The new expected credit loss impairment model requires immediate recognition of estimated credit losses expected to occur. ASU 2019-10, Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, deferred the effective date for non-public companies. The standard is effective for non-public companies for fiscal years beginning after December 15, 2022. The Company adopted these requirements as of January 1, 2023 with no material impact on the consolidated financial statements.

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VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2023

Note 2—Property and Equipment

Property and equipment at September 30, 2023 and December 31, 2022 consists of the following:

	Estimated Life (Years)	September 30, 2023	December 31, 2022
Software	3	$4,709,473	$4,326,288
Machinery and equipment	3	1,092,052	1,040,785
Software development in progress	N/A	788,778	616,428
Furniture	5	181,208	181,208
Leasehold improvements	3	156,228	156,228

		6,927,739	6,320,937
Less accumulated depreciation		(4,929,792)	(4,276,447)

		$1,997,947	$2,044,490

Depreciation expense totaled $653,344 and $1,257,858 for the nine months ended September 30, 2023 and 2022, respectively.

Note 3—Intangible Assets and Goodwill

Intangible assets as of September 30, 2023 consist of the following:

	Cost	Accumulated Amortization	Net
Finite-lived intangible assets
Developed technology	$7,830,000	$ (7,830,000)	$—
Customer relationships	7,300,000	(7,300,000)	—
Customer list	1,700,000	(1,700,000)	—

	16,830,000	$(16,830,000)	—

Indefinite-lived intangible assets
Internet domains	629,121		629,121
Trademark	5,500,000		5,500,000

	6,129,121		6,129,121

Total intangible assets	$22,959,121		$6,129,121

Intangible assets as of December 31, 2022 consist of the following:

	Cost	Accumulated Amortization	Net
Finite-lived intangible assets
Developed technology	$7,830,000	$(7,343,753)	$486,247
Customer relationships	7,300,000	(6,846,667)	453,333
Customer list	1,700,000	(1,700,000)	—

	$16,830,000	$(15,890,420)	$939,580

Indefinite-lived intangible assets
Internet domains	629,121		629,121
Trademark	5,500,000		5,500,000

	6,129,121		6,129,121

Total intangible assets	$22,959,121		$7,068,701

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VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2023

Amortization expense for the nine months ended September 30, 2023 and 2022 was $939,580 and $3,930,493, respectively.

The gross amount of goodwill was $45,748,167 at September 30, 2023 and December 31, 2022. There was no impairment at September 30, 2023 and December 31, 2022.

Note 4—Long-Term Debt

Long-term debt at September 30, 2023 and December 31, 2022 consists of:

	September 30, 2023	December 31, 2022
Note payable, quarterly principal installments of $675,000 plus interest of Secured Overnight Financing Rate (SOFR) (5.31% as of September 30, 2023). All unpaid principal due November 2027. Secured by substantially all of the Company’s assets.	$19,975,000	$27,000,000
Less current maturities	(2,700,000)	(2,700,000)

Long-term debt, less current maturities	$17,275,000	$24,300,000

Future maturities of long-term debt are as follows:

Twelve months ended September 30,
2024	$2,700,000
2025	2,700,000
2026	2,700,000
2027	11,875,000

$19,975,000

Borrowings under the note payable are subject to certain covenants and restrictions on consolidated total leverage and fixed charges coverage.

12

VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2023

Note 5—Leases

The Company leases office space under a long-term lease agreement. The lease expires in November 2024 and provides for a renewal option of one year. The Company included in the determination of the right-of-use assets and lease liabilities any renewal options when the options are reasonably certain to be exercised. The Company leased other office space, and subleased portions of the space, under a long-term lease agreement until the lease expired in September 2022.

The weighted-average discount rate is based on the discount rate implicit in the lease, or if the implicit rate is not readily determinable from the lease, then the Company estimates an applicable incremental borrowing rate. The incremental borrowing rate is estimated using the Company’s applicable borrowing rates and the contractual lease term.

The Company elected the practical expedient to not separate lease and non-lease components for its real estate leases. The Company also elected the short-term lease exemption for all leases with a term of 12 months or less for both existing and ongoing operating leases to not recognize the asset and liability for these leases. Lease payments for short-term leases are recognized on straight-line basis.

Total lease expense for the nine months ended September 30, 2023 and 2022 was $941,040 and 1,295,338, respectively.

The following summarizes the weighted-average remaining lease term and weighted-average discount rate as of September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
Weighted-average remaining lease term:
Operating leases	1.17 Years	1.9 Years
Weighted-average discount rate:
Operating leases	13.0%	13.0%

13

VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2023

The future minimum lease payments under noncancelable operating leases are as follows as of September 30, 2023:

Twelve months ended September 30,
2024	$812,556
2025	138,450

Total lease payments	951,006
Less: interest	(73,451)

Present value of lease liabilities	$877,555

Note 6—Income Taxes

Deferred tax assets and liabilities consist of the following components as of September 30, 2023:

Deferred Tax Assets (Liabilities)	September 30, 2023	December 31, 2022
Intangibles	$690,000	$971,000
Receivable allowances	18,000	—
Prepaid expenses	(80,000)	(76,000)
Property and equipment	(31,000)	(57,000)
Accrued liabilities	291,000	(26,000)
Net operating loss	92,000	92,000
Interest limitation carryover	455,000	455,000

	$1,435,000	$1,359,000

The provision for income taxes charged to income for the period ended September 30, 2023 consists of the following:

	September 30, 2023	December 31, 2022
Currently payable	$4,653,000	$3,260,202
Deferred	(76,000)	802,000

	$4,577,000	$4,062,202

The Company’s effective income tax rate for the nine months ended September 30, 2023 is higher than what would be expected if the federal statutory rate were applied to income from continuing operations, as follows:

	September 30, 2023	September 30, 2022
U.S. Statutory Tax Rate	21.0%	21.0%
Nondeductible expenses	0.6%	0.5%
Other	-0.7%	0.8%

Total Income Tax Expense (Benefit)	20.9%	22.3%

14

VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2023

As of September 30, 2023 and December 31, 2022, the Company had approximately $440,000 of federal net operating loss carryforwards available to offset future taxable income. The federal net operating losses generated do not expire and may be carried forward indefinitely.

Note 7—Employee Benefit Plans

The Company has a defined contribution plan covering substantially all employees. The plan provides that employees who have attained age 21 can voluntarily contribute from 0% to 99% of their earnings to the plan, subject to statutory contribution limits. The Company provides matching contributions up to 4% of eligible compensation. Total expense related to the plan for the nine months ended September 30, 2023 and 2022 was $250,260 and $204,421, respectively.

Note 8—Commitments and Contingencies

In 2018, the Company entered into an agreement for use of a suite at Allegiant Stadium in Las Vegas, Nevada with an unrelated party. Under the agreement, the Company is obligated to pay approximately $515,000 per year until the agreement expires in 2034.

In 2005, the Company entered into an agreement for use of an internet domain name with an unrelated party. Under the terms of the agreement, the Company is obligated to pay approximately $2,500,000 per year until the agreement expires in 2040. The Company has the option to terminate the agreement at any time, provided they operate the domain for a period of thirty days after termination.

Note 9—Related Party Transactions

TZP Capital Partners III-A (Blocker), L.P. and TZP Capital Partners III, L.P. (the two entities are referred to herein as “TZP”), members of VDC Holdco, charge the Company a management fee for services rendered by TZP to the Company. The management fee is $62,500 per quarter with an additional 2% fee for any preferred membership units outstanding greater than six months. TZP management fees were $187,500 for the nine months ended September 30, 2023 and 2022.

15

VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

September 30, 2023

Note 10—Equity

The Company has two classes of membership interests – Class A Units and Preferred Units. There were 61,000,000 Class A Units issued and outstanding as of September 30, 2023 and December 31, 2022. Holders of Class A Units are entitled to distributions made by the Company, in accordance with their respective sharing ratios.

The Preferred Units are senior to the Class A Units, and earn a preferential dividend that ranges from 8% per annum to a maximum of 25% per annum based upon how long each Preferred Unit remains outstanding. If more than $10,000,000 in Preferred Units remain outstanding for more than 18 months, the unit holder is entitled to appoint additional directors to constitute a majority of the Board. In addition, a management fee of 2% accrues on each Preferred Unit that remains outstanding for more than 6 months. The Preferred Units are subject to optional redemption and mandatory redemption upon a sale of the Company. Preferred Units were issued in financial year 2020 and were redeemed in financial year 2021. There were no Preferred Units issued or outstanding as of September 30, 2023 and December 31, 2022.

Note 11—Subsequent Events

On November 3, 2023, the members entered into a definitive agreement to sell 100% of the ownership of the Company to Vivid Seats, Inc. The agreed-upon purchase price was approximately $243,800,000, subject to customary closing adjustments, comprised of approximately $153,600,000 in cash and approximately 15,600,000 million shares of Vivid Seats, Inc. Class A common stock.

16

Exhibit 99.2

Consolidated Financial Statements

December 31, 2022 and 2021

VDC Holdco, LLC and Subsidiaries

VDC Holdco, LLC and Subsidiaries

Table of Contents

December 31, 2022 and 2021

Independent Auditor’s Report

To the Board of Directors

VDC Holdco, LLC and Subsidiaries

Las Vegas, Nevada

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of VDC Holdco, LLC and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, members’ equity (deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of VDC Holdco, LLC and Subsidiaries as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated financial statements section of our report. We are required to be independent of VDC Holdco, LLC and Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Restatement and Reissuance

As discussed in Note 13, the Company is restating and reissuing the consolidated financial statements as of and for the years ended December 31, 2022 and 2021 to reflect presentation and disclosure requirements applicable to public business entities. Our opinion is not modified with respect to these matters.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about VDC Holdco, LLC and Subsidiaries’ ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of VDC Holdco, LLC and Subsidiaries’ internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about VDC Holdco, LLC and Subsidiaries ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ Eide Bailly LLP

Las Vegas, Nevada

February 27, 2023, except for modifications disclosed in Note 13, for which the date is December 4, 2023.

VDC Holdco, LLC and Subsidiaries

Consolidated Balance Sheets

December 31, 2022 and 2021

	As Restated 2022	As Restated 2021
Assets
Current Assets
Cash and cash equivalents	$26,016,855	$11,911,825
Restricted cash	6,599,163	6,099,738
Accounts receivable	308,493	614,461
Other receivables	670,303	737,032
Prepaid expenses	1,501,974	1,293,679
Other current assets	—	68,734

Total current assets	35,096,788	20,725,469

Long-Term Assets
Property and equipment, net	2,044,490	2,342,827
Goodwill	45,748,167	45,748,167
Intangible assets, net	7,068,701	11,641,270
Deferred income taxes	1,359,000	2,193,000
Operating lease right-of-use asset	1,189,340	1,926,261
Security deposit	124,225	124,225

Total long-term assets	57,533,923	63,975,750

	$92,630,711	$84,701,219

Liabilities and Members’ Equity
Current Liabilities
Accounts payable	$12,833,700	$11,368,184
Accrued expenses	20,597,694	24,473,804
Income tax payable	1,763,454	—
Deferred merchant bookings	6,990,224	5,891,402
Contract liabilities	4,350,146	3,431,728
Current maturities of long-term debt	2,700,000	—
Current maturities of operating lease liability	655,951	1,218,287
Other payables	27,500	27,500

Total current liabilities	49,918,669	46,410,905

Long-Term Liabilities
Long-term debt, less current maturities	24,300,000	33,200,000
Operating lease liability, less current maturities	702,567	1,358,518
Other	—	40,329

Total long-term liabilities	25,002,567	34,598,847

Total liabilities	74,921,236	81,009,752
Commitments and Contingencies (Note 8)
Members’ Equity	17,709,475	3,691,467

	$92,630,711	$84,701,219

See Notes to Consolidated Financial Statements

VDC Holdco, LLC and Subsidiaries

Consolidated Statements of Operations

December 31, 2022 and 2021

	As Restated 2022	As Restated 2021
Revenue	$91,359,242	$52,156,231

Operating Expenses
Paid search fees and marketing	25,392,915	14,450,962
Cost of revenue, exclusive of depreciation and amortization	13,126,752	7,232,249
Salaries and wages	13,057,570	12,663,603
Depreciation and amortization	6,729,164	7,749,659
General and administrative expenses	5,012,130	4,369,990
License fee	2,500,000	2,500,000
Rent expense	1,602,806	1,709,345

Total operating expenses	67,421,337	50,675,808

Operating Income	23,937,905	1,480,423

Other Income (Expense)
Interest expense	(1,972,279)	(2,776,533)
Breakage income	3,209,499	2,384,057
Paycheck Protection Program loan forgiveness	—	3,319,020
Employee retention credit	—	325,958
Other income	607,000	—
Loss on sale of property and equipment	(5,117)	(214,537)

Total other income (expense)	1,839,103	3,037,965

Net Income Before Income Taxes	25,777,008	4,518,388
Provision for Income Taxes	(5,559,000)	(499,000)

Net Income	$20,218,008	$4,019,388

See Notes to Consolidated Financial Statements

VDC Holdco, LLC and Subsidiaries

Consolidated Statements of Members’ Equity (Deficit)

December 31, 2022 and 2021

	Contributed Capital	Preferred Membership Units	Retained Earnings (Deficit)	Total
Balance, January 1, 2021, as restated	$20,000,000	$6,190,673	$(20,327,921)	$5,862,752
Net income, as restated	—	—	4,019,388	4,019,388
Dividend accretion of preferred units	—	516,481	—	516,481
Redemption of preferred units	—	(6,707,154)	—	(6,707,154)

Balance, December 31, 2021, as restated	20,000,000	—	(16,308,533)	3,691,467
Net income, as restated	—	—	20,218,008	20,218,008
Distributions	—	—	(6,200,000)	(6,200,000)

Balance, December 31, 2022, as restated	$20,000,000	$—	$(2,290,525)	$17,709,475

See Notes to Consolidated Financial Statements

VDC Holdco, LLC and Subsidiaries

Consolidated Statements of Cash Flows

December 31, 2022 and 2021

	As Restated 2022	As Restated 2021
Operating Activities
Net income	$20,218,008	$4,019,388
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	6,729,164	7,749,659
Deferred income taxes	834,000	226,000
Loss on sale of property and equipment	5,117	214,537
Breakage income	(3,209,499)	(2,384,057)
Paycheck Protection Program loan forgiveness income	—	(3,319,020)
Dividend accretion of preferred units expense	—	516,481
Changes in operating assets and liabilities:
Accounts receivable	305,967	(406,208)
Other receivables	66,730	(85,663)
Prepaid expenses	(208,295)	268,192
Other current assets	68,734	(68,734)
Operating lease right-of-use assets and liabilities	(481,366)	(497,340)
Accounts payable	1,465,516	(3,639,671)
Accrued expenses	(666,611)	12,527,961
Income tax payable	1,763,454	—
Deferred merchant bookings	1,098,822	4,248,185
Contract liabilities	918,418	2,968,608
Other payables	—	(71,000)

Net Cash from Operating Activities	28,908,159	22,267,318

Investing Activities
Payroll costs capitalized to software development in progress	(729,979)	(478,893)
Acquisition of internet domain	(629,120)	—
Sale of property and equipment	—	387,446
Acquisition of property and equipment	(504,276)	(59,641)

Net Cash used for Investing Activities	(1,863,375)	(151,088)

Financing Activities
Payments on long-term debt	(6,200,000)	(10,750,000)
Proceeds from issuance of Paycheck Protection Program loan	—	1,658,175
Redemption of preferred units	—	(6,707,154)
Payments on other long-term liabilities	(40,329)	—
Distributions	(6,200,000)	—

Net Cash used for Financing Activities	(12,440,329)	(15,798,979)

Net Change in Cash, Cash Equivalents, and Restricted Cash	14,604,455	6,317,251
Cash, Cash Equivalents, and Restricted Cash, Beginning of Year	18,011,563	11,694,312

Cash, Cash Equivalents, and Restricted Cash, End of Year	$32,616,018	$18,011,563

Cash and Cash Equivalents	$26,016,855	$11,911,825
Restricted Cash	6,599,163	6,099,738

Total cash, cash equivalents, and restricted cash	$32,616,018	$18,011,563

Supplemental Disclosure of Cash Flow Information
Cash payments for:
Interest	$1,975,114	$3,016,137
Income taxes	2,200,000	350,000

See Notes to Consolidated Financial Statements

VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

Note 1—Principal Business Activity and Significant Accounting Policies

Principal Business Activity

VDC Holdco, LLC (“VDC Holdco”) was established on January 1, 2020 and has no designated legal life. VDC Holdco acquired VDC-MGG Holdings, LLC (“VDC-MGG”) on March 10, 2020. VDC-MGG owns and operates Vegas.com, LLC (“Vegas.com”) and its subsidiaries. Primary offices and operations are in the Las Vegas, Nevada area. Vegas.com operates websites which provide for sale to customers a full range of travel products including hotel rooms, air-hotel packages, show tickets, tours, and attractions.

Principles of Consolidation

The consolidated financial statements include the accounts of VDC Holdco, LLC and its wholly-owned subsidiaries: VDC-MGG Holdings, Vegas.com, and LasVegas.com, LLC (collectively, the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per depositor, per insured bank, for each account ownership category. At December 31, 2022 and 2021, the Company had $31,790,710 and $16,793,093, respectively, in excess of FDIC-insured limits.

Cash Equivalents

Cash equivalents consists of highly liquid investments with an original maturity of three months or less.

Restricted Cash

Amounts included in restricted cash represent letters of credit required by vendors to be held by a bank. The letters of credit bear no interest, have no maturity, and can only be released in whole or in part at the vendors discretion.

Accounts Receivable and Credit Policy

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. The Company does not generally charge interest on overdue customer account balances. Payments of accounts receivable are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. The estimate for the allowance for doubtful accounts was $0 for the years ended December 31, 2022 and 2021, respectively. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

Property and Equipment

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in operations.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years. Right-of-use (“ROU”) assets from financing leases are amortized on the straight-line method over the shorter of the lease term or their respective estimated useful lives. Financing lease ROU asset amortization is included in deprecation in the consolidated statement of operations.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment at December 31, 2022 and 2021.

Internally Developed Software

The Company develops and utilizes internally developed software. Costs incurred are accounted for under the provision of Accounting Standards Codification (“ASC”) 350, Intangibles – Goodwill and Other. Accordingly, all costs incurred in planning the development of the software are expensed as incurred. Costs, other than general and administrative and overhead costs, incurred in the application development stage, which includes hiring outside software developers to develop the software, are capitalized. Other costs incurred during the operating stage, such as training, administrative, and maintenance costs are expensed as incurred. Costs incurred during the operating stage for upgrades and enhancements of software are capitalized if it is probable that they will result in added functionality. Capitalized software development costs are included in property and equipment, net in the accompanying consolidated balance sheets and are amortized over their estimated useful lives.

Goodwill

Goodwill represents costs in excess of purchase price over the fair value of the assets of businesses acquired, including other identifiable intangible assets.

Goodwill is not amortized, rather potential impairment is considered on an annual basis, or more frequently upon the occurrence of an event or when circumstances indicate that the amount of goodwill is greater than its fair value. As of December 31, 2022 and 2021, respectively, the carrying value of the Company’s goodwill was not considered impaired.

VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

Intangible Assets

Intangible assets with a finite life consist of developed technology, customer relationships, and customer lists and are carried at cost less accumulated amortization. The Company amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which is three years for customer relationships and developed technology and two years for customer lists.

Intangible assets with an indefinite life include a trademark and internet domains.

Income Taxes

VDC Holdco filed an entity classification election (Form 8832) in 2020, the year the entity was created. This election under the Internal Revenue Code election results in VDC Holdco being taxed as a C Corporation. VDC Holdco effectively files a consolidated return, which includes all of its subsidiaries.

Income taxes are provided for the tax effects of transactions reporting in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of intangibles, prepaid expenses, property and equipment, accrued liabilities, and net operating losses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022 and 2021, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company is no longer subject to Federal tax examinations by tax authorities for years before 2019.

Revenue Recognition

For the majority of the Company’s sales, the Company remain the merchant of record, but various service providers with whom they maintain relationships are ultimately responsible for delivering the underlying services for which customers transact, such as lodging, air travel and entertainment. The Company’s obligation to its customers is to arrange for these service providers to provide the underlying services and the Company satisfies their obligation at the point in time that these service providers begin to provide the underlying service (e.g., upon the check-in date for lodging stays, upon the show/performance date for entertainment transactions, etc.). Though the Company is the merchant of record for transactions in which other entities provide the ultimate service, they are an agent in such transactions; therefore, they recognize revenue from transactions on a net basis (i.e., the amount billed to customers less the amounts paid to service providers).

VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

Customers pay at the time the reservation is made via the Company’s sales channels, primarily the Vegas.com website and mobile application. Because the reservation date almost always precedes the date that the performance obligation is satisfied, the Company records a contract liability for the amount of consideration received. In general, the Company satisfies most of their performance obligations within approximately three to four months from the reservation date, and substantially all performance obligations are satisfied within one year from the reservation date.

The Company records revenue from click-through fees charged to their travel partners for leads sent to the travel partners’ websites. The Company records revenue from click-through fees after the traveler makes the click-through to the related travel partners’ websites. The Company records revenue for advertising placements ratably over the advertising period or upon delivery of advertising impressions, depending on the terms of the contract. Payments from advertisers are generally due within 30 days of invoicing.

The following table disaggregates the Company’s revenue based on the timing of satisfaction of performance obligations for the years ended December 31, 2022 and 2021:

	2022	2021
Revenue recognized at a point in time	$88,065,448	$49,809,684
Revenue recognized over time	2,813,399	1,719,895

Total revenue from contracts with customers	90,878,847	51,529,579
Lease revenue	480,395	626,652

Total revenue	$91,359,242	$52,156,231

Revenue from performance obligations satisfied at a point in time consist of sales such as lodging, air travel and entertainment, where the Company remains the merchant of record. Revenue from performance obligations satisfied over time consists of the sale of advertising on the Company’s various websites.

Contract liabilities consist of advanced payments from customers, in the form of cash, for which revenue will be recognized in a later period. The beginning and ending balances for accounts receivable and contract liabilities were as follows for the years ended December 31, 2022 and 2021:

	2022
	January 1	December 31
Accounts receivable	$614,461	$308,493
Contract liabilities	3,431,728	4,350,146

	2021
	January 1	December 31
Accounts receivable	$845,455	$614,461
Contract liabilities	463,120	3,431,728

VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

At December 31, 2022, contract liabilities in the consolidated balance sheets totaled $4,350,136. The Company expects to recognize the majority of outstanding contract liabilities during the year ended December 31, 2023.

At December 31, 2021, $3,431,728 was recorded as contract liabilities, of which $2,332,464 was recognized as revenue during year ended December 31, 2022. At January 1, 2021, $463,120 was recorded as contract liabilities, of which $270,531 was recognized as revenue during the year ended December 31, 2021.

Gift Card and Store Credit Liabilities and Breakage

Gift card and store credit liabilities, a component of accrued expenses on the consolidated balance sheets, represent purchased credit for future use or credits issued and outstanding for event cancellations or other service issues related to recorded sales transactions. The accrued amount is reduced by the amount of credits estimated to go unused, or breakage. The Company estimates breakage based on historical usage trends and recognize breakage based on the age of the gift card or store credit. The Company’s breakage estimate could be impacted by future activity differing from estimates, the effects of which could be material.

Total gift card and store credit liability was $1,373,547, $4,511,281, and $5,570,646 as of December 31, 2022, December 31, 2021, and January 1, 2021, respectively. During the year ended December 31, 2022, $5,233,774 of gift card and store credit liabilities were redeemed and the Company recognized $3,209,499 of breakage. During the year ended December 31, 2021, $6,789,972 of accrued customer credits were redeemed and we recognized $2,384,057 of breakage.

Sales Taxes

Various jurisdictions impose a sales tax on the Company’s sales to non-exempt customers on the use or occupancy of hotel accommodations or other traveler services. Generally, the sales tax passes through to the hotel or traveler service company who collects taxes based on the rate paid to the hotel and remits these taxes to the various tax authorities.

Employee Retention Credit

The Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) provided an employee retention credit (the “Credit”) which is a refundable tax credit against certain employment taxes of up to $5,000 per employee for eligible employers. The Credit is equal to 50% of qualified wages paid to employees, capped at $10,000 of qualified wages through December 31, 2020.

The Consolidated Appropriations Act of 2021 and the American Rescue Plan Act of 2021 (collectively, the “Acts”) expanded the availability of the employee retention Credit and extended the credit through December 31, 2021. The Acts increased the credit to 70% of qualified wages, capped at $10,000 per quarter, through 2021. As a result of the changes to the credit initiated through the Acts, the maximum credit per employee increased from $5,000 in 2020 to $28,000 in 2021. The Company qualified for the additional credits in 2021.

During the year ended December 31, 2021, the Company recorded a $325,958 benefit related to the Credit which is presented in the consolidated statements of operations as an element of other income.

VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

Advertising Costs

Advertising costs identified as paid search fees and marketing fees are expensed as incurred. Such costs were $25,392,915 and $14,450,952, respectively, for the years ended December 31, 2022 and 2021.

Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Guidance

In June 2016, FASB issued accounting standards update 2016-13, Financial Instruments – Credit Losses (Topic 326), which replaces the incurred loss impairment model with a forward-looking loss model, and is applicable to most financial assets, including trade receivables other than those arising from operating leases. The amended guidance is effective for the Company beginning January 1, 2023. A modified retrospective transition method with a cumulative effect adjustment to retained earnings is required to be applied at the date of adoption. The Company is currently assessing the impact the adoption of this standard will have on its consolidated financial statements.

Note 2—Property and Equipment

Property and equipment at December 31, 2022 and 2021 consists of the following:

		2022	2021
	Estimated Life (Years)
Software	3	$4,326,288	$3,838,257
Machinery and equipment	3	1,040,785	767,432
Software development in progress	N/A	616,428	548,671
Furniture	5	181,208	174,323
Leasehold improvements	3	156,228	156,228

		6,320,937	5,484,911
Less accumulated depreciation		(4,276,447)	(3,142,084)

		$2,044,490	$2,342,827

Depreciation expense totaled $1,527,475 and $1,856,326 for the years ended December 31, 2022 and 2021, respectively.

VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

Note 3—Intangible Assets and Goodwill

Intangible assets as of December 31, 2022, consist of the following:

	Cost	Accumulated Amortization	Net
Finite-lived intangible assets
Developed technology	$7,830,000	$(7,343,753)	$486,247
Customer relationships	7,300,000	(6,846,667)	453,333
Customer list	1,700,000	(1,700,000)	—

	16,830,000	$(15,890,420)	939,580

Indefinite-lived intangible assets
Internet domains	629,121		629,121
Trademark	5,500,000		5,500,000

	6,129,121		6,129,121

Total intangible assets	$22,959,121		$7,068,701

Intangible assets as of December 31, 2021, consist of the following:

	Cost	Accumulated Amortization	Net
2021
Finite-lived intangible assets
Developed technology	$7,830,000	$(4,733,753)	$3,096,247
Customer relationships	7,300,000	(4,413,333)	2,886,667
Customer list	1,700,000	(1,541,644)	158,356

	$16,830,000	$(10,688,730)	6,141,270

Indefinite-lived intangible assets
Trademark	5,500,000		5,500,000

Total intangible assets	$22,330,000		$11,641,270

Amortization expense for the years ended December 31, 2022 and 2021 was $5,201,689 and $5,893,333, respectively. Estimated future amortization expense related to these intangible assets is $939,580 for the year ended December 31, 2023.

As of December 31, 2022, December 31, 2021, and January 1, 2021, the carrying value of goodwill was $45,748,167. There was no impairment at either December 31, 2022 and 2021.

VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

Note 4—Long-Term Debt

Long-term debt at December 31, 2022 and 2021 consists of:

	2022	2021
Note payable; $650,000 due on December 31, 2023 followed by quarterly principal installments of $1,050,000 through maturity, plus interest of LIBOR plus 4.75% (4.90% as of December 31, 2021), to March 2025, secured by substantially all of the Company’s assets. Refinanced in November 2022.	$—	$33,200,000
Note payable; quarterly principal installments of $675,000 plus interest of Secured Overnight Financing Rate (SOFR) plus 4.25% (4.30% as of December 31, 2022), to March 2027, secured by substantially all of the Company’s assets.	27,000,000	—
Less current maturities	(2,700,000)	—

Long-term debt, less current maturities	$24,300,000	$33,200,000

Future maturities of long-term debt are as follows:

Years ended December 31,
2023	$2,700,000
2024	2,700,000
2025	2,700,000
2026	2,700,000
2027	16,200,000

$27,000,000

Borrowings under the notes payable are subject to certain covenants and restrictions on consolidated total leverage and fixed charges coverage.

VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

Note 5—Leases

The Company leases office space under a long-term lease agreement. The lease expires in November 2024 and provides for a renewal option of one year. The Company included in the determination of the right-of-use assets and lease liabilities any renewal options when the options are reasonably certain to be exercised. The Company leased other office space, and subleased portions of the space, under a long-term lease agreement until the lease expired in September 2022.

The weighted-average discount rate is based on the discount rate implicit in the lease, or if the implicit rate is not readily determinable from the lease, then the Company estimates an applicable incremental borrowing rate. The incremental borrowing rate is estimated using the Company’s applicable borrowing rates and the contractual lease term.

The Company elected the practical expedient to not separate lease and non-lease components for its real estate leases. The Company also elected the short-term lease exemption for all leases with a term of 12 months or less for both existing and ongoing operating leases to not recognize the asset and liability for these leases. Lease payments for short-term leases are recognized on straight-line basis.

The Company subleased portions of its operating office locations to 3 separate tenants until the maturity date in September 2022. Total lease expense and sublease income for the years ended December 31, 2022 and 2021 was as follows:

	2022	2021
Operating lease cost	$1,602,806	$1,709,345
Sublease income	$(480,395)	$(626,652)

The following summarizes the weighted-average remaining lease term and weighted-average discount rate as of December 31, 2022 and 2021:

	2022	2021
Weighted-average remaining lease term:
Operating leases	1.9 Years	2.4 Years
Weighted-average discount rate:
Operating leases	13.0%	13.0%

VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

The future minimum lease payments under noncancelable operating leases with terms greater than one year are listed below as of December 31, 2022.

Years ended December 31,
2023	$794,766
2024	749,379

Total lease payments	1,544,145
Less: interest	(185,627)

Present value of lease liabilities	$1,358,518

Note 6—Income Taxes

Deferred tax assets and liabilities consist of the following components as of December 31, 2022 and 2021:

	2022	2021
Deferred Tax Assets (Liabilities)
Intangibles	$971,000	$468,000
Prepaid Expenses	(76,000)	(53,000)
Property and Equipment	(57,000)	(141,000)
Accrued Liabilities	(26,000)	810,000
Net Operating Loss	92,000	654,000
Interest Limitaion Carryover	455,000	455,000

	$1,359,000	$2,193,000

The provision for income taxes charged to income for the years ended December 31, 2022 and 2021, consists of the following:

	2022	2021
Current	$4,725,000	$273,000
Deferred	834,000	226,000

	$5,559,000	$499,000

The Company’s effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income from continuing operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes, as follows for the years ended December 31, 2022 and 2021:

VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

	2022	2021
U.S. Statutory Tax Rate	21.0%	21.0%
Nondeductible expenses	0.5%	2.0%
Nondeductible interest expense	0.0%	2.2%
PPP loan forgiveness	0.0%	-14.1%
Nontaxable refund	-0.5%	0.0%
Other	0.0%	-1.0%

Total Income Tax Expense (Benefit)	21.0%	10.1%

As of December 31, 2022 and 2021, the Company had approximately $440,000 and $3,114,000, respectively, of federal net operating loss carryforwards available to offset future taxable income. If not utilized, the pre-2018 federal net operating loss carryforwards expire in varying amounts between 2036 and 2037. The federal net operating losses generated after 2018 do not expire and may be carried forward indefinitely.

Note 7—Employee Benefit Plan

The Company has a defined contribution plan covering substantially all employees. The plan provides that employees who have attained age 21 can voluntarily contribute from 0% to 99% of their earnings to the plan, subject to statutory contribution limits. The Company provides matching contributions up to 4% of eligible compensation. Total expense related to the plan for the years ended December 31, 2022 and 2021 was $254,067 and $0, respectively.

Note 8—Commitments and Contingencies

In 2018, the Company entered into an agreement for use of a suite at Allegiant Stadium in Las Vegas, Nevada with an unrelated party. Under the agreement, the Company is obligated to pay approximately $515,000 per year until the agreement expires in 2034.

In 2005, the Company entered into an agreement for use of an internet domain name with an unrelated party. Under the terms of the agreement, the Company is obligated to pay approximately $2,500,000 per year until the agreement expires in 2040. The Company has the option to terminate the agreement at any time, provided they operate the domain for a period of thirty days after termination.

Note 9—Related Party Transactions

TZP Capital Partners III-A (Blocker), L.P. and TZP Capital Partners III, L.P. (the two entities are referred to herein as “TZP”), members of VDC Holdco, charge the Company a management fee for services rendered by TZP to the Company. The management fee is $62,500 per quarter with an additional 2% fee for any preferred membership units outstanding greater than six months. TZP management fees were $250,000 for the years ended December 31, 2022 and 2021 and are included as a component of general and administrative expense on the consolidated statements of operations.

VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

Shortly after the COVID-19 pandemic shut down a majority of the Company’s operations, a second amendment to the Company’s LLC agreement was signed on May 18, 2020 wherein TZP agreed to make a “cash preferred equity contribution” to VDC Holdco. The agreement classed the two membership units to be created as (1) Class A Units and (2) Preferred Units (Note 11). The agreement also required TZP to make capital contributions (up to $10,000,000) in the event VDC Holdco’s cash on hand at the end of any week dropped below $4,000,000; preferred units issued at $1 per unit were issued to TZP in exchange for these capital contributions. The dividend rate on preferred units is 8% accrued daily and compounded quarterly for the first six months after issuance; 15% for the period between six and twelve months; 20% for the period between twelve and eighteen months; and 25% after 18 months.

For the year ended December 31, 2021, dividend accretions to the TZP preferred units totaled $516,481, based on the timing of accretions from the prior year of $6,190,673. The Company began redeeming the preferred units in June 2021 and continued redeeming units until the final units were redeemed in November 2021. Total amounts redeemed during the year ended December 31, 2021 was $6,707,154.

Note 10—Paycheck Protection Program Loans

In March 2021 and March 2020, the Company was granted $1,658,175 and $1,660,845, respectively, of loans under the Paycheck Protection Program (“PPP”) administered by Small Business Administration (“SBA”) approved partners. The loans are uncollateralized and are fully guaranteed by the Federal government. The Company initially recorded notes payable and recorded forgiveness when the loan obligations were legally released by the SBA. The Company recognized $3,319,020 of loan forgiveness income for the year ended December 31, 2021. There was no remaining balance after forgiveness.

In accordance with PPP loan requirements, the Company is required to maintain PPP loan files and certain underlying supporting documents for periods ranging from three to six years. The Company is also required to permit access to such files upon request by the SBA. Accordingly, there is potential the PPP loan could be subject to further review by the SBA and that previously recognized forgiveness could be reversed based on the outcome of this review.

Note 11—Equity

The Company has two classes of membership interests – Class A Units and Preferred Units. There were 61,000,000 Class A Units issued and outstanding as of December 31, 2022 and 2021. Holders of Class A Units are entitled to distributions made by the Company in accordance with their respective sharing ratios.

The Preferred Units are senior to the Class A Units, and earn a preferential dividend that ranges from 8% per annum to a maximum of 25% per annum based upon how long each Preferred Unit remains outstanding. If more than $10,000,000 in Preferred Units remain outstanding for more than 18 months, the unit holder is entitled to appoint additional directors to constitute a majority of the Board. In addition, a management fee of 2% accrues on each Preferred Unit that remains outstanding for more than 6 months. The Preferred Units are subject to optional redemption and mandatory redemption upon a sale of the Company. Preferred Units were issued in 2020 and were redeemed in 2021. There were no Preferred Units issued or outstanding as of December 31, 2022 and 2021.

VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

Note 12—Subsequent Events

On November 3, 2023, the members entered into a definitive agreement to sell 100% of the ownership of the Company to Vivid Seats, Inc. The agreed-upon purchase price was approximately $243,800,000 which is subject to customary closing adjustments, comprised of approximately $153,600,000 in cash and approximately 15,600,000 million shares of Vivid Seats, Inc. Class A common stock (calculated based on a price per share of $5.80, representing the average daily volume weighted price per share for each of the five consecutive trading days ending on and including November 2, 2023). The transaction closed on November 3, 2023.

Note 13—Restatement

Subsequent to the issuance of the December 31, 2022 consolidated financial statements and our report thereon dated February 27, 2023, VDC Holdco, LLC and Subsidiaries was acquired by Vivid Seats, Inc. which necessitated the reissuance of these consolidated financial statements under US GAAP for public business entities. To comply with US GAAP for public business entities, the accompanying consolidated financial statements have been restated to reflect the unwinding of the private company alternative for goodwill and the related tax implications. Accordingly, amounts reported for goodwill, deferred income taxes, tax provision, and amortization expense have been restated in the 2022 and 2021 consolidated financial statements now presented and an adjustment has been made to retained earnings as of January 1, 2021.

The following is a summary of the effects of the restatement in the Company’s Consolidated Balance Sheet as of December 31, 2022:

	As Previously Reported	Adjustment	As Restated
Goodwill	$32,883,061	$12,865,106	$45,748,167
Deferred tax asset	—	1,359,000	1,359,000
Total long-term assets	43,309,817	14,224,106	57,533,923
Total assets	78,406,605	14,224,106	92,630,711
Deferred tax liability	1,305,000	(1,305,000)	—
Total long-term liabilities	26,307,567	(1,305,000)	25,002,567
Total liabilities	76,226,236	(1,305,000)	74,921,236
Members’ equity	2,180,370	15,529,105	17,709,475
Total liabilities and members’ equity	78,406,606	14,224,105	92,630,711

VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

The following is a summary of the effects of the restatement in the Company’s Consolidated Balance Sheet as of

December 31, 2021:

	As Previously Reported	Adjustment	As Restated
Other receivables	$99,830	$637,202	$737,032
Prepaid expenses	1,232,015	61,664	1,293,679
Total current assets	20,026,603	698,866	20,725,469
Goodwill	37,455,372	8,292,795	45,748,167
Deferred tax asset	—	2,193,000	2,193,000
Total long-term assets	53,489,955	10,485,795	63,975,750
Total assets	73,516,558	11,184,661	84,701,219
Deferred tax liability	1,431,000	(1,431,000)	—
Total long-term liabilities	36,029,847	(1,431,000)	34,598,847
Total liabilities	82,440,752	(1,431,000)	81,009,752
Members’ (deficit) equity	(8,924,194)	12,615,661	3,691,467
Total liabilities and members’ equity	73,516,558	11,184,661	84,701,219

The following is a summary of the effects of the restatement in the Company’s Consolidated Statement of Operations as of December 31, 2022:

	As Previously Reported	Adjustment	As Restated
Depreciation and amortization	$11,301,356	$ (4,572,192)	$6,729,164
Total operating expenses	71,993,529	(4,572,192)	67,421,337
Operating income	19,365,713	4,572,192	23,937,905
Net income before income taxes	21,204,816	4,572,192	25,777,008
Provision for income taxes	(3,900,252)	(1,658,748)	(5,559,000)
Net income	17,304,564	2,913,444	20,218,008

The following is a summary of the effects of the restatement on the Company’s Consolidated Statement of Operations as of December 31, 2021:

	As Previously Reported	Adjustment	As Restated
Depreciation and amortization	$12,321,970	$ (4,572,311)	$7,749,659
Total operating expenses	55,248,119	(4,572,311)	50,675,808
Operating (loss) income	(3,091,888)	4,572,311	1,480,423
Net income before income taxes	(53,923)	4,572,311	4,518,388
Provision for income taxes	(5,125,000)	4,626,000	(499,000)
Net (loss) income	(5,178,923)	9,198,311	4,019,388

VDC Holdco, LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2022 and 2021

The following is a summary of the effects of the restatement on the Company’s Consolidated Statement of Cash Flows as of December 31, 2022:

	As Previously Reported	Adjustment	As Restated
Net income	$17,304,564	$2,913,444	$20,218,008
Depreciation and amortization	11,301,475	(4,572,311)	6,729,164
Deferred income taxes	(126,000)	960,000	834,000
Other receivables	(570,473)	637,203	66,730
Prepaid expenses	(269,959)	61,664	(208,295)

The following is a summary of the effects of the restatement on the Company’s Consolidated Statement of Cash Flows as of December 31, 2021:

	As Previously Reported	Adjustment	As Restated
Net (loss) income	$ (5,178,923)	$ 9,198,311	$ 4,019,388
Depreciation and amortization	12,321,970	(4,572,311)	7,749,659
Deferred income taxes	4,775,000	(4,549,000)	226,000
Dividend accretion of preferred units expense	—	516,481	516,481
Other receivables	(8,663)	(77,000)	(85,663)
Net cash from operating activities	21,750,837	516,481	22,267,318
Issuance of preferred membership units	516,481	(516,481)	—
Net cash used for financing activities	(15,282,498)	(516,481)	(15,798,979)

The following is a summary of the effects of the restatement on the Company’s Consolidated Statements of Members’ Equity (Deficit) as of December 31, 2022 and 2021:

	As Previously Reported	Adjustment	As Restated
Retained earnings (deficit); balance, January 1, 2021	$(23,745,271)	$3,417,350	$(20,327,921)
Net (loss) income	(5,178,923)	9,198,311	4,019,388
Retained earnings (deficit); balance, December 31, 2021	(28,924,194)	12,615,661	(16,308,533)
Net income	17,304,564	2,913,444	20,218,008
Retained earnings (deficit); balance, December 31, 2022	(17,819,630)	15,529,105	(2,290,525)

Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On November 3, 2023 (the “Closing Date”), Vivid Seats Inc. (“Vivid Seats” or the “Company”) completed its acquisition of VDC Holdco, LLC (“VDC”) pursuant to the Agreement and Plan of Merger, dated November 3, 2023, among the Company, VDC, Viva Merger Sub I, LLC (“Merger Sub I”), Viva Merger Sub II, LLC (“Merger Sub II”), the unitholders named therein (the “Unitholders”) and the Unitholders’ representative named therein (the “Merger Agreement”). The Merger Agreement provides for the Company’s acquisition of VDC (the indirect parent company of Vegas.com, LLC) through a two-step merger, consisting of (i) Merger Sub I merging with and into VDC, with VDC continuing as the surviving company and becoming a wholly owned subsidiary of the Company, and (ii) VDC subsequently merging with and into Merger Sub II, with Merger Sub II continuing as the surviving company and as a wholly owned subsidiary of the Company (collectively, the “Acquisition”). The consideration paid in the Acquisition consisted of $153.6 million in cash and approximately 15.6 million shares of the Company’s Class A common stock (the “Class A Shares”), which was provided to the previous shareholders of VDC (“Selling Shareholders”). The Company financed the cash portion of the purchase consideration with cash on hand.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The unaudited pro forma condensed combined balance sheet as of September 30, 2023 gives effect to the Acquisition as if the transaction had been completed on September 30, 2023 and combines the unaudited consolidated balance sheets of Vivid Seats and VDC as of September 30, 2023. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2022 and the nine months ended September 30, 2023 give effect to the Acquisition as if it had been consummated on January 1, 2022, the first day of Vivid Seats’ fiscal year. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2023 combines the unaudited condensed consolidated statement of operations for Vivid Seats and the unaudited consolidated statement of income of VDC for the nine month periods ended September 30, 2023. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 combines the audited consolidated statement of operations of Vivid Seats and the audited consolidated statement of operations of VDC for the year ended December 31, 2022.

The historical financial statements of Vivid Seats and VDC have been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events to give effect to the Acquisition. The unaudited pro forma adjustments are based upon available information and certain assumptions that Vivid Seats’ management believes are reasonable.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial information;

•

the unaudited condensed consolidated financial statements of Vivid Seats as of and for the three and nine months ended September 30, 2023 and the related notes included in Vivid Seats’ Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2023;

•

the audited consolidated financial statements of Vivid Seats as of and for the year ended December 31, 2022 and the related notes included in Vivid Seats’ Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 7, 2023 (as amended by Amendment No. 1 thereto filed with the SEC on May 9, 2023);

•	the unaudited consolidated financial statements of VDC as of and for the nine months ended September 30, 2023 and the related notes; and

•	the audited consolidated financial statements of VDC as of and for the year ended December 31, 2022 and the related notes.

Accounting for the Acquisition

The Acquisition will be accounted for using the acquisition method of accounting in accordance with ASC 805—Business Combinations (“ASC 805”). Vivid Seats’ management has evaluated the guidance contained in ASC 805 with respect to the identification of the acquirer in the Acquisition and concluded, based on a consideration of the pertinent facts and circumstances, that Vivid Seats will be the acquirer for financial accounting purposes. Accordingly, Vivid Seats’ cost to acquire VDC has been allocated to the acquired assets and liabilities based upon their estimated fair values. Any differences between the estimated fair value of the consideration transferred and the estimated fair value of the identified assets acquired and liabilities assumed will be recorded as goodwill. The allocation of the purchase consideration is preliminary and is dependent upon estimates of certain valuations that are not yet finalized and subject to change. Refer to Note 1 – Basis of Presentation to the accompanying notes for more information.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Acquisition occurred as of the dates indicated. The unaudited pro forma condensed combined financial information also should not be considered indicative of the future results of operations or financial position of Vivid Seats.

The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information as required by SEC rules. Differences between these preliminary estimates and the final business combination accounting may be material.

VIVID SEATS INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2023

(in thousands, except share and per share data)

	Historical
	Vivid Seats Inc.	VDC Reclassified (Note 2)				Pro Forma Combined
	As of September 30, 2023	As of September 30, 2023	Transaction Accounting Adjustments			As of September 30, 2023
ASSETS
Current assets:
Cash and cash equivalents	$268,678	$34,032	$(28,281)	(a	)	$115,079
			(5,751)	(b	)
			(153,599)	(d	)
Restricted cash	1,056	284	—			1,340
Accounts receivable – net	64,829	454	—			65,283
Inventory – net	21,533	—	—			21,533
Prepaid expenses and other current assets	49,407	2,775	—			52,182

Total current assets	$405,503	$37,545	$(187,631)			$255,417

Property and equipment – net	10,240	1,998	(1,721)	(f	)	10,517
Right-of-use assets – net	9,291	763	—			10,054
Intangible assets – net	113,873	6,129	87,755	(f	)	207,757
Goodwill	759,971	45,748	5,751	(b	)	960,596
			249,096	(d	)
			(13,936)	(e	)
			(86,034)	(f	)
Deferred tax assets	77,376	1,435	(29,282)	(g	)	49,529
Investments	6,042	—	—			6,042
Other non-current assets	2,780	452	—			3,232

Total assets	$1,385,076	$94,070	$23,998			$1,503,144

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$219,118	$32,222	$2,760	(c	)	$254,100
Accrued expenses and other current liabilities	197,247	12,775	(222)	(a	)	209,800
Deferred revenue	34,447	6,942	—			41,389
Current maturities of long-term debt	3,308	2,700	(2,700)	(a	)	3,308

Total current liabilities	$454,120	$54,639	$(162)			$508,597

Long-term debt- net	265,875	17,275	(17,275)	(a	)	265,875
Long-term lease liabilities	15,931	136	—			16,067
Tax Receivable Agreement liability	98,977	—	—			98,977
Other non-current liabilities	29,745	—	—			29,745

Total long-term liabilities	$410,528	$17,411	$(17,275)			$410,664

Commitments and contingencies
Redeemable noncontrolling interests	640,717	—	—			640,717
Shareholders’ deficit:
Class A common stock, $0.0001 par value; 500,000,000 shares authorized at September 30, 2023; 101,803,392 issued and outstanding at September 30, 2023; 117,356,648 pro forma issued and outstanding at September 30, 2023	$11	$—	$2	(d	)	$13
Class B common stock, $0.0001 par value; 250,000,000 shares authorized, 99,800,000 issued and outstanding at September 30, 2023; 99,800,000 pro forma issued and outstanding at September 30, 2023	10	—	—			10
Additional paid-in capital	884,523	—	95,495	(d	)	980,018
Treasury stock, at cost, 5,291,497 shares at September 30, 2023 (historical and pro forma)	(40,106)	—	—			(40,106)
Accumulated deficit	(964,561)	22,020	(8,084)	(a	)	(996,603)
			(2,760)	(c	)
			(13,936)	(e	)
			(29,282)	(g	)

Accumulated other comprehensive loss	(166)	—	—			(166)

Total Shareholders’ deficit	$(120,289)	$22,020	$41,435			$(56,834)

Total liabilities, Redeemable noncontrolling interests, and Shareholders’ deficit	$1,385,076	$94,070	$23,998			$1,503,144

See the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

VIVID SEATS INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2023

(in thousands, except share and per share data)

	Historical
	Vivid Seats Inc.	VDC Reclassified (Note 2)			Pro Forma Combined
	For the nine months ended September 30, 2023	For the nine months ended September 30, 2023	Transaction Accounting Adjustments		For the nine months ended September 30, 2023
Revenues	$514,576	$77,784	$—		$592,360
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown separately below)	130,838	11,128	—		141,966
Marketing and selling	196,970	23,424	—		220,394
General and administrative	107,921	18,161	—		126,082
Depreciation and amortization	8,603	1,593	13,529	(c)	23,725
Change in fair value of contingent consideration	(998)	—	—		(998)

Income from operations	71,242	23,478	(13,529)		81,191
Other (income) expense:
Interest expense – net	8,596	1,519	(1,519)	(a)	8,596
Other (income) expense	(365)	70	—		(295)

Income before income taxes	63,011	21,889	(12,010)		72,890
Income tax (benefit) expense	(21,605)	4,577	1,482	(d)	(15,546)

Net income	84,616	17,312	(13,492)		88,436
Net income attributable to redeemable noncontrolling interests	35,045	—	1,767	(e)	36,812

Net income attributable to Class A Common Stockholders	$49,571	$17,312	$(15,259)		$51,624

Net income per Class A common stock – see Note 6
Basic	$0.57				$0.51
Diluted	$0.43				$0.34
Weighted average Class A common stock outstanding
Basic	86,403,617				101,956,873
Diluted	196,307,731				211,860,987

See the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information.

VIVID SEATS INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2022

(in thousands, except share and per share data)

	Historical
	Vivid Seats Inc.	VDC Reclassified (Note 2)			Pro Forma Combined
	For the year ended December 31, 2022	For the year ended December 31, 2022	Transaction Accounting Adjustments		For the year ended December 31, 2022
Revenues	$600,274	$91,359	$—		$691,633
Costs and expenses:
Cost of revenues (exclusive of depreciation and amortization shown separately below)	140,508	13,127	—		153,635
Marketing and selling	248,375	25,393	—		273,768
General and administrative	127,619	22,178	2,760	(b)	152,557
Depreciation and amortization	7,732	6,729	13,537	(c)	27,998
Change in fair value of contingent consideration	(2,065)	-	—		(2,065)

Income from operations	78,105	23,932	(16,297)		85,740
Other (income) expense:
Interest expense – net	12,858	1,972	(1,972)	(a)	12,858
Loss on extinguishment of debt	4,285	—	—		4,285
Other income	(8,227)	(3,816)	—		(12,043)

Income before income taxes	69,189	25,776	(14,325)		80,640
Income tax (benefit) expense	(1,590)	5,559	(4,075)	(d)	(106)

Net income	70,779	20,217	(10,250)		80,746
Net income attributable to redeemable noncontrolling interests	42,117	—	2,326	(e)	44,443

Net income attributable to Class A Common Stockholders	$28,662	$20,217	$(12,576)		$36,303

Net income per Class A Common Stock – see Note 6
Basic	$0.36				$0.38
Diluted	$0.36				$0.37
Weighted average Class A Common Stock outstanding
Basic	80,257,247				95,810,503
Diluted	198,744,381				214,297,637

See the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Information

VIVID SEATS INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 – Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared by Vivid Seats in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information presented is for illustrative purposes only and is not necessarily indicative of what Vivid Seats’ condensed combined statements of operations or condensed combined balance sheet would have been had the Acquisition been consummated as of the dates indicated or will be for any future periods. The unaudited pro forma condensed combined financial information does not purport to project the future financial position or results of operations of Vivid Seats following the Acquisition. The pro forma condensed combined financial information reflects financing and transaction accounting adjustments Vivid Seats management believes are necessary to fairly present Vivid Seats’ unaudited pro forma financial position and results of operations following the Acquisition as of and for the periods indicated. The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies, or revenue enhancements that the combined company may achieve as a result of the Acquisition, nor does it reflect the costs to integrate the operations of Vivid Seats and VDC.

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with ASC 805, with Vivid Seats as the accounting acquirer, using the fair value concepts defined in ASC Topic 820, Fair Value Measurement (“ASC 820”), and based on the historical consolidated financial statements of Vivid Seats and VDC. Under ASC 805, all assets acquired and liabilities assumed in a business combination are recognized and measured at their assumed acquisition date fair value, while transaction costs associated with the business combination are expensed as incurred. Under ASC 805, the excess of purchase consideration over the estimated fair value of the identified assets acquired and liabilities assumed, if any, is allocated to goodwill.

The allocation of the purchase consideration in the unaudited combined pro forma financial information depends upon certain estimates and assumptions, all of which are preliminary. The allocation of the purchase consideration has been made for the purpose of developing the unaudited pro forma condensed combined financial information. The final determination of fair values of assets acquired and liabilities assumed relating to the Acquisition may differ materially from the amounts reflected herein.

The financing and transaction accounting adjustments represent Vivid Seats’ best estimates and are based upon currently available information and certain assumptions that Vivid Seats believes are reasonable under the circumstances. Vivid Seats is not aware of any material transactions between Vivid Seats and VDC during the periods presented. Accordingly, adjustments to eliminate transactions between Vivid Seats and VDC have not been reflected in the unaudited pro forma condensed combined financial information.

Vivid Seats is conducting a comprehensive review of VDC’s accounting policies. As a result of this review, Vivid Seats may identify differences between the accounting policies of the two companies, which when conformed, could have a material impact on the combined results of VDC and Vivid Seats. Based upon the preliminary analysis performed, Vivid Seats has determined that no significant adjustments are required to conform the accounting policies of VDC to Vivid Seats, with exception to those reflected in Note 2 – Vivid Seats and VDC Reclassification Adjustments.

Note 2 – Vivid Seats and VDC Reclassification Adjustments

During the preparation of this unaudited pro forma condensed combined financial information, Vivid Seats’ management performed a preliminary analysis of VDC’s financial information to identify potential differences in account classifications and financial statement presentation. Based upon the preliminary analysis performed, Vivid Seats has made reclassification adjustments to conform VDC’s historical financial statement presentation to Vivid Seats’ historical financial statement presentation, which are reflected in the tables below. The Company is currently performing a full and detailed review of VDC’s accounting policies and financial statement presentation, which may differ materially from the amounts set forth below.

VDC Historical Consolidated Balance Sheet Line Items	Vivid Historical Consolidated Balance Sheet Line Items	VDC Historical Consolidated Balances as of September 30, 2023	Reclassifications		VDC Reclassified as of September 30, 2023
Cash and cash equivalents	Cash and cash equivalents	$34,032	$—		$34,032
Restricted Cash	Restricted cash	284	—		284
Accounts receivable	Accounts receivable – net	402	52	(a)	454
Other receivables		52	(52)	(a)	—
Prepaid expenses	Prepaid expenses and other current assets	2,775	—		2,775
Property and equipment, net	Property and equipment – net	1,998	—		1,998
Goodwill	Goodwill	45,748	—		45,748
Intangible assets, net	Intangible assets – net	6,129	—		6,129
Deferred income taxes	Deferred tax assets	1,435	—		1,435
Operating lease right-of-use-asset	Right-of-use assets – net	763	—		763
Security deposit	Other non-current assets	452	—		452
Accounts payable	Accounts payable	18,823	13,399	(b)	32,222
Accrued expenses		12,034	(12,034)	(c)	—
	Accrued expenses and other current liabilities	—	12,775	(c)	12,775
Deferred merchant bookings		13,371	(13,371)	(b)	—
Contract liabilities	Deferred revenue	6,942	—		6,942
Current maturities of long-term debt	Current maturities of long-term debt	2,700	—		2,700
Current maturities of operating lease liability		741	(741)	(c)	—
Other payables		28	(28)	(b)	—
Long-term debt, less current maturities	Long-term debt- net	17,275	—		17,275
Operating lease liability, less current maturities	Long-term lease liabilities	136	—		136
Members’ Equity	Accumulated deficit	22,020	—		22,020

(a)	Reflects the reclassification of other receivables to accounts receivable - net.

(b)	Reflects the reclassification of deferred merchant bookings and other payables to accounts payable.

(c)	Reflects the reclassification of accrued expenses and current maturities of operating lease liability to accrued expenses and other current liabilities.

Refer to the table below for a summary of adjustments made to present VDC’s statement of operations for the nine months ended September 30, 2023 to conform with that of Vivid Seats’ (amounts in thousands):

VDC Historical Consolidated Statement of Income Line Items	Vivid Seats Historical Consolidated Statement of Operations Line Items	VDC nine months ended September 30, 2023	Reclassifications		VDC Reclassified nine months ended September 30, 2023
Revenue	Revenues	$77,784	$—		$77,784
Cost of revenue, exclusive of depreciation and amortization	Cost of revenues (exclusive of depreciation and amortization shown separately below)	11,128	—		11,128
Paid search fees and marketing	Marketing and selling	23,424	—		23,424
General and administrative expenses	General and administrative	5,325	12,836	(a)	18,161
Salaries and wages		10,023	(10,023)	(a)	—
Depreciation and amortization	Depreciation and amortization	1,593	—		1,593
License fee		1,875	(1,875)	(a)	—
Rent expense		941	(941)	(a)	—
Interest expense	Interest expense – net	1,875	(356)	(b)	1,519
Interest income		(356)	356	(b)	—
Breakage loss (income)		70	(70)	(c)	—
	Other income	—	70	(c)	70
Income tax expense	Income tax (benefit) expense	4,577	—		4,577
(Gain) loss on sale of property and equipment		(3)	3	(a)	—

(a)	Reflects the reclassification of salaries and wages, license fee, rent expense, and (gain) loss on sale of property and equipment to general and administrative.

(b)	Reflects the reclassification of interest income to interest expense - net.

(c)	Reflects the reclassification of breakage loss (income) to other income.

Refer to the table below for a summary of adjustments made to present VDC’s statement of operations for the year ended December 31, 2022 to conform with that of Vivid Seats’ (amounts in thousands):

VDC Historical Consolidated Statement of Operations Line Items	Vivid Seats Historical Consolidated Statement of Operations Line Items	VDC year ended December 31, 2022	Reclassifications		VDC Reclassified year ended December 31, 2022
Revenue	Revenues	$91,359	$—		$91,359
Cost of revenue, exclusive of depreciation and amortization	Cost of revenues (exclusive of depreciation and amortization shown separately below)	13,127	—		13,127
Paid search fees and marketing	Marketing and selling	25,393	—		25,393
General and administrative expenses	General and administrative	5,012	17,166	(a)	22,178
Salaries and wages		13,058	(13,058)	(a)	—
Depreciation and amortization	Depreciation and amortization	6,729	—		6,729
License fee		2,500	(2,500)	(a)	—
Rent expense		1,603	(1,603)	(a)	—
Interest expense	Interest expense – net	1,972	—		1,972
Breakage income		(3,209)	3,209	(b)	—
Other income	Other income	(607)	(3,209)	(b)	(3,816)
Loss on sale of property and equipment		5	(5)	(a)	—
Provision for Income Taxes	Income tax (benefit) expense	5,559	—		5,559

(a)	Reflects the reclassification of salaries and wages, license fee, rent expense, and loss on sale of property and equipment to general and administrative.

(b)	Reflects the reclassification of breakage income to other income.

Note 3 – Preliminary Purchase Price Allocation

Estimated Purchase Consideration

In accordance with the terms and conditions of the Merger Agreement, the previous shareholders of VDC (“Selling Shareholders”) received cash consideration of $153.6 million, in addition to 15.6 million Class A Shares. The Class A Shares have an estimated fair value of $95.5 million, based on a share price of $6.14 per share on the Acquisition Date.

The preliminary estimated total purchase consideration reflected in the unaudited pro forma condensed combined financial information is $249.1 million, which consists of the following (in thousands except share and per share data):

Cash consideration		$153,599
Share consideration
Shares of Vivid Seats as of November 3, 2023	15,553,256

Vivid Seats share price on November 3, 2023	$6.14

Estimated value of Vivid Seats common stock issued to Selling Shareholders		$95,497

Preliminary fair value of estimated total purchase consideration		$249,096

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired, and liabilities assumed will be recognized and measured at fair value as of the Acquisition Date. The determination of fair value used in the transaction-related adjustments presented herein are preliminary and based on management estimates of fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the Acquisition.

The allocation is dependent upon certain valuation and other analyses that have not yet been finalized. Accordingly, the pro forma purchase price allocation will be subject to further adjustments as additional information becomes available and as estimates are finalized. There can be no assurances that these final valuations and analyses will not result in significant changes to the estimates set forth below.

The following table sets forth a preliminary allocation of the purchase consideration to the identifiable tangible and intangible assets acquired and liabilities acquired in the Acquisition, assuming the Acquisition had been consummated on September 30, 2023. The amounts reflected below are based on the unaudited consolidated balance sheet of VDC as of September 30, 2023, with the excess reflected as goodwill (in thousands):

Preliminary fair value of estimated purchase consideration	$249,096
Assets
Restricted cash	$284
Accounts receivable – net	454
Prepaid expenses and other current assets	2,775
Property and equipment – net	277
Right-of-use assets – net	763
Intangible assets – net	93,884
Goodwill	200,625
Deferred tax assets	1,435
Other non-current assets	452

Total assets	300,949

Liabilities
Accounts payable	32,222
Accrued expenses and other current liabilities	6,942
Deferred revenue	12,553
Long-term lease liabilities	136

Total liabilities	51,853

Acquired net assets	$249,096

The intangible assets, which are recognized at their preliminary fair value in the unaudited pro forma condensed combined balance sheet, consist of the following (dollars in thousands):

	Amount	Estimated Useful Life
Trademarks	27,543	Indefinite-lived
Supplier relationships	25,853	4 years
Customer relationships	13,272	3 years
Developed technology	27,216	3 years

	$93,884

Note 4 – Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet

(a)

Reflects payment of cash and cash equivalents of $28.3 million to settle VDC’s outstanding debt of $20.0 million (of which $2.7 million was reflected as a current liability) and accrued interest of $0.2 million prior to consummation of the Acquisition, in addition to paying a dividend of $8.1 million to the Selling Shareholders. The dividend is reflected as an increase to accumulated deficit.

(b)

Reflects the payment of $5.8 million in transaction costs incurred by VDC in connection with the Acquisition that had not been recognized as of September 30, 2023. The reduction in cash and cash equivalents from the payment of these transaction costs is reflected as an increase to Goodwill. Following payment of the outstanding debt, the dividend to Selling Shareholders, and the payment of VDC’s transaction costs, the amount of cash and cash equivalents acquired in the Acquisition is zero.

(c)	Represents $2.8 million of incremental transaction costs incurred by Vivid Seats in connection with the Acquisition which had not been recognized as of September 30, 2023.

(d)

Represents the payment of purchase consideration by Vivid Seats in connection with the Acquisition, consisting of $153.6 million in cash and cash equivalents and the issuance of 15.6 million Class A Shares to Selling Shareholders. The issuance of Class A Shares results in an increase to additional paid-in capital of $95.5 million, which reflects a share price of $6.14 per share for the Class A Shares.

(e)	Represents the elimination of remaining historical equity account balances of VDC as of September 30, 2023 after consideration of the dividend paid to Selling Shareholders (see Adjustment (a)).

(f)

Reflects the de-recognition of historical intangible assets recognized by VDC as of September 30, including $1.7 million of capitalized software classified within Property and equipment – net, and the recognition of $93.9 million of intangible assets in connection with the Acquisition. Refer to Note 3 – Preliminary Purchase Price Allocation for the estimated intangible asset balances acquired and reflected in the unaudited condensed combined pro forma financial information.

(g)

Represents the elimination of the historical deferred tax assets recognized by VDC of $1.4 million, in addition to a reduction in the deferred tax assets recognized by Vivid Seats of $27.9 million following the Acquisition. In connection with the Acquisition, the Company contributed the acquired VDC entities to Hoya Intermediate, LLC (“the partnership”). The reduction in deferred tax assets is primarily related to the Company’s investment in the partnership and is reflected as an increase to accumulated deficit.

Note 5 – Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations

(a)

Reflects the elimination of historical interest expense (net) incurred by VDC of $1.5 million and $2.0 million for the nine months ended September 30, 2023 and the year ended December 31, 2022, respectively. In connection with the Acquisition, all historical debt balances of VDC were extinguished.

(b)

In connection with the Acquisition, Vivid Seats expects to incur $3.3 million of non-recurring transaction expenses, of which $0.5 million were incurred as of September 30, 2023. Unrecognized costs of $2.8 million are reflected as an increase to general and administrative expenses during the year ended December 31, 2022.

(c)

Reflects incremental amortization expense of $13.5 million during both the nine months ended September 30, 2023 and the year ended December 31, 2022. The incremental amortization is associated with the step-up in fair value of the acquired intangibles described in Note 3 - Preliminary Purchase Price Allocation.

(d)

Represents a decrease in income tax benefit of $1.5 million during the nine months ended September 30, 2023, which relates primarily to an assumed decrease in the amount of valuation allowance released by the Company during the period of $3.4 million, an increase in expense on taxable income of $2.7 million, and elimination of VDC’s historical income tax expense of $4.6 million. The unaudited condensed combined pro forma financial information for the year ended December 31, 2022 reflects incremental tax benefit of $4.1 million, consisting of the elimination of VDC’s historical income tax expense of $5.6 million and $1.5 million of income tax expense incurred by the Company following the Acquisition

(e)

In connection with the Acquisition, Selling Shareholders received 15.6 million Class A Shares. The increased quantity of Class A Shares, combined with the income attributable to the Acquisition results in a $1.8 million and $2.3 million increase to net income attributable to redeemable noncontrolling interests during the nine months ended September 30, 2023 and the year ended December 31, 2022, respectively.

Note 6 – Earnings Per Share

Represents the net income per share calculated using the weighted average shares outstanding and the issuance of additional Class A Shares in connection with the Acquisition (“Acquisition Shares”), assuming that the Acquisition Shares were issued on January 1, 2022.

	Historical		Pro Forma
	Nine Months Ended	Year Ended	Nine Months Ended	Year Ended
(in thousands, except share and per share data)	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Net income per Class A Common Stock:
Numerator – basic:
Net income	$84,616	$70,779	$88,436	$80,746
Less: Income attributable to redeemable noncontrolling interests	(35,045)	(42,117)	(36,812)	(44,443)

Net income attributable to Class A Common Stockholders – basic	$49,571	$28,662	$51,624	$36,303
Denominator – basic:
Weighted average Class A Common Stock outstanding – basic	86,403,617	80,257,247	101,956,873	95,810,503

Net income per Class A Common Stock – basic	$0.57	$0.36	$0.51	$0.38

Numerator – diluted:
Net income attributable to Class A Common Stockholders – basic	$49,571	$28,662	$51,624	$36,303
Net income effect of dilutive securities:
Effect of dilutive Exercise Warrants	—	55	—	55
Effect of RSUs	68	6	68	6
Effect of noncontrolling interests	33,874	42,056	19,432	42,898

Net income attributable to Class A Common Stockholders – diluted	$83,513	$70,779	$71,124	$79,262
Denominator – diluted:
Weighted average Class A Common Stock outstanding – basic	86,403,617	80,257,247	101,956,873	95,810,503
Weighted average effect of dilutive securities:
Effect of dilutive Exercise Warrants	—	258,906	—	258,906
Effect of RSUs	389,828	28,228	389,828	28,228
Effect of noncontrolling interests	109,514,286	118,200,000	109,514,286	118,200,000

Weighted average Class A Common Stock outstanding – diluted	196,307,731	198,744,381	211,860,987	214,297,637

Net income per Class A Common Stock – diluted	$0.43	$0.36	$0.34	$0.37